CYBIN INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. ("Cybin") have been prepared by and are the responsibility of Cybin's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by International Financial Reporting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Cybin’s annual financial statements and notes for the year ended March 31, 2024, which are available on SEDAR+ at www.sedarplus.com.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of Canadian dollars) (Unaudited)

As at	Notes	June 30, 2024	March 31, 2024

ASSETS
Current
Cash		183,275	208,992
Accounts receivable		4,619	4,476
Prepaid expenses		10,856	2,891
Other current assets		2,019	2,177

Total Current Assets		200,769	218,536

Non-current
Equipment	3	227	266
Intangible assets	4	35,722	35,465
Right-of-use asset	5	203	281
Goodwill	6	47,726	47,475

Total Non-Current Assets		83,878	83,487

TOTAL ASSETS		284,647	302,023

LIABILITIES
Current
Accounts payable and accrued liabilities		4,603	9,805
Lease liabilities	5	212	291

Total Liabilities		4,815	10,096

SHAREHOLDERS' EQUITY
Share capital	7	443,728	443,877
Contributed surplus		43,791	11,750
Options reserve	7	11,109	39,177
Warrants reserve	7	25,639	25,639
Accumulated other comprehensive loss		(3,380)	(2,285)
Deficit		(241,055)	(226,231)

TOTAL SHAREHOLDERS' EQUITY		279,832	291,927

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		284,647	302,023
Corporate information (note 1); Contracts, commitments and contingencies (note 11)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
These condensed interim consolidated financial statements were approved for issue on August 7, 2024 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of Canadian dollars, except share and per share amounts) (Unaudited)

		Three months ended June 30
	Notes	2024	2023

EXPENSES
Research	10	8,041	6,384
General and administrative costs	9	8,303	5,048
Share-based compensation	7	3,973	1,275

TOTAL EXPENSES		20,317	12,707

OTHER INCOME (EXPENSES)
Foreign currency translation gain (loss)		3,352	(1,891)
Interest income		2,141	84

TOTAL OTHER INCOME (EXPENSES)		5,493	(1,807)

NET LOSS FOR THE PERIOD		(14,824)	(14,514)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation differences for foreign operations		(1,095)	1,177
COMPREHENSIVE LOSS FOR THE PERIOD		(15,919)	(13,337)

Basic loss per share for the period		(0.02)	(0.07)
Weighted average number of common shares outstanding - basic		760,053,342	206,157,780
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three-month periods ended June 30, 2024 and 2023
(All amounts expressed in thousands of Canadian dollars, except share amounts)
(Unaudited)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
		#	$	$	$	$	$	$	$
Balance at March 31, 2023		200,634,154	158,162	10,873	27,283	2,102	(148,151)	(2,035)	48,234
At-the-market offering - net of share issuance costs	7	8,533,269	3,226	—	—	—	—	—	3,226
Shares issued through common share purchase agreement - net of share issuance costs	7	1,925,000	294	—	—	—	—	—	294
Issuance of common share as commitment fee for future financing	7	2,538,844	—	—	—	—	—	—	—
Options forfeited		—	—	—	(175)	175	—	—	—
Share-based compensation	7	—	—	—	1,275	—	—	—	1,275
Unrealized gain on translation of foreign operations	7	—	—	—	—	—	—	1,177	1,177
Net loss for the period	7	—	—	—	—	—	(14,514)	—	(14,514)
Balance at June 30, 2023		213,631,267	161,682	10,873	28,383	2,277	(162,665)	(858)	39,692

Balance as at March 31, 2024		760,053,342	443,877	25,639	39,177	11,750	(226,231)	(2,285)	291,927
Share issuance costs	7	—	(149)	—	—	—	—	—	(149)
Options cancelled	7	—	—	—	(32,041)	32,041	—	—	—
Share-based compensation	7	—	—	—	3,973	—	—	—	3,973
Unrealized loss on translation of foreign operations	7	—	—	—	—	—	—	(1,095)	(1,095)
Net loss for the period	7	—	—	—	—	—	(14,824)	—	(14,824)
Balance as at June 30, 2024		760,053,342	443,728	25,639	11,109	43,791	(241,055)	(3,380)	279,832
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts expressed in thousands of Canadian dollars) (Unaudited)

		For the three months ended June 30,
	Notes	2024	2023

OPERATING ACTIVITIES
Net loss for the period		(14,824)	(14,514)
Adjustments for items not affecting cash:
Depreciation and amortization	3, 4 & 5	138	69
Share-based compensation		3,973	1,275
Lease interest		3	—
Unrealized foreign currency translation (gain)		(3,352)	1,883
		(14,062)	(11,287)
Net changes in non-cash working capital items:
Accounts receivable		(143)	(161)
Prepaid expenses		(7,965)	433
Other current assets		158	(18)
Accounts payable and accrued liabilities		(5,202)	336
Net cash flows used in operating activities		(27,214)	(10,697)

INVESTING ACTIVITIES
Purchase of intangible assets	4	(237)	(65)
Net cash flows used in investing activities		(237)	(65)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net		—	3,520
Share issuance costs	7	(149)	—
Lease payments	5	(86)	—
Net cash flows from financing activities		(235)	3,520
Effects of exchange rate changes on cash		1,969	(42)

Net decrease in cash		(25,717)	(7,284)
Cash, beginning of period		208,992	16,633
Cash, end of period		183,275	9,349
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

1.    CORPORATE INFORMATION

Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of Cybin’s seven subsidiaries (together with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) Cybin IRL Limited (“Cybin IRL”) and Cybin UK Ltd. Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
The Company is a clinical-stage neuropsychiatric company focused on advancing therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its proprietary molecules while retaining the therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These condensed interim consolidated financial statements as at, and for the three months ended June 30, 2024 were approved and authorized for issue by the board of directors on August 7, 2024.
Stock exchange listings
Cybin’s common shares (the “Common Shares”) are listed for trading on Cboe Canada Inc.(“Cboe’) and NYSE American LLC under the symbol “CYBN” and on the Frankfurt Stock Exchange under the symbol “R7E1”.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

2.    MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements for the three months ended June 30, 2024 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Significant accounting policies and basis of preparation” of the Company’s annual consolidated financial statements for the year ended March 31, 2024.

These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2024.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The subsidiaries’ functional currencies are as follows:

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US1	Canadian dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
Cybin UK Ltd.	Great Britain pounds	100%
1 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain Former Adelia Shareholders (as defined below) hold Class B Shares (defined below) in Cybin US.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

The Company acquired Small Pharma Inc. and its subsidiary Small Pharma Ltd. on October 23, 2023. On April 1, 2024, Small Pharma Inc. was amalgamated with Cybin Corp. and effective on December 16, 2023, Small Pharma Ltd.'s name was changed to Cybin UK Ltd.

Material accounting policy information
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2024.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2024.

New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective as at June 30, 2024, and have not been applied in preparing these condensed interim consolidated financial statements. Management has determined that none of these will have a significant effect on the condensed interim consolidated financial statements of the Company.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

3.    EQUIPMENT
Equipment consists as follows:

	Lab Equipment	Computer Equipment	Total
Cost	$	$	$
Balance March 31, 2024	664	266	930
Effect of foreign exchange	7	—	7
Balance June 30, 2024	671	266	937

Accumulated Depreciation
Balance, March 31, 2024	430	234	664
Depreciation charge	35	7	42
Effect of foreign exchange	4	—	4
Balance June 30, 2024	469	241	710

Net book value as at March 31, 2024	234	31	266
Net book value as at June 30, 2024	202	25	227

4.    INTANGIBLE ASSETS

	IP Research & Development	Patents	License	Software	Total
Cost	$	$	$	$	$
Balance, March 31, 2024	32,440	1,668	1,381	74	35,563
Additions	—	237	—		237
Effect of foreign exchange	—	22	14	—	36
Balance, June 30, 2024	32,440	1,927	1,395	74	35,836

Accumulated Amortization
Balance, March 31, 2024	—	—	56	42	98
Amortization	—	—	9	7	16
Balance, June 30, 2024	—	—	65	49	114

Net book value as at March 31, 2024	32,440	1,668	1,325	32	35,465
Net book value as at June 30, 2024	32,440	1,927	1,330	25	35,722

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

5. LEASES

RIGHT-OF-USE -ASSET
Cost
Balance as at March 31, 2024	$424
Additions	$—
Effect of foreign exchange	$7
Balance as at June 30, 2024	$431

Accumulated amortization
Balance as at March 31, 2024	$143
Amortization	$80
Effect of foreign exchange	$5
Balance as at June 30, 2024	$228

Net book value, June 30, 2024	$203

LEASE LIABILITY
Balance as at March 31, 2024	$291
Interest accretion	3
Effect of foreign exchange	4
Payments	(86)
Balance as at June 30, 2024	212

Current lease liabilities	$212

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

6. GOODWILL
Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2024	47,475
Effect of foreign exchange	251
Balance as at June 30, 2024	47,726

7.    SHARE CAPITAL
a)Authorized share capital
The authorized share capital of Cybin consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Common Shares
As at June 30, 2024, the Company had 15,807,443 Common Shares held in escrow (March 31, 2024: 15,807,443).
During the three months ended June 30, 2024, no Common Shares were issued.
Preferred Shares
As at June 30, 2024 the Company had no preferred shares outstanding (March 31, 2024- nil).
Cybin US Class B Shares
As at June 30, 2024, 36,084.7 class B common shares of Cybin US (“Class B Shares”) were outstanding, and are exchangeable for a total of 360,847 Common Shares. These consolidated financial statements reflect issued Class B Shares on an as-converted basis.
During the three months ended June 30, 2024 , no Class B Shares were issued.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

c)Warrants

The continuity of the outstanding warrants for the three months ended June 30, 2024, is as follows:

	Number of Warrants	Weighted average exercise price
		$
Common Share Purchase Warrants
As at March 31, 2024	106,255,498	0.60
Exercised	—	—
Outstanding as at June 30, 2024	106,255,498	0.60
Exercisable as at June 30, 2024	106,255,498	0.60

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average remaining contractual life
				$$000’s	Years
June 15, 2025	12,800,000	12,800,000	0.25	2,319	0.96
August 20, 2025	1,475,125	1,475,125	0.64	680	1.14
November 15, 2025	1,150,000	1,150,000	0.25	220	1.38
August 4, 2028	24,163,706	24,163,706	US$0.40	4,578	4.09
May 14, 2029	66,666,667	66,666,667	US$0.51	17,842	4.87
	106,255,498	106,255,498	0.60	25,639	4.13

As at June 30, 2024, the Company has no Common Share purchase warrants held in escrow (2023 - nil).
d) Stock options
On November 5, 2020, Cybin adopted an equity incentive plan. Under the plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 16, 2021, the board of directors and the shareholders approved an amendment to the equity incentive plan to

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

modify certain provisions for awards granted to residents of the United States, to increase the fixed number of Incentive Stock Options (as defined in the plan) and certain other housekeeping amendments.
The changes in options for the three months ended June 30, 2024 are as follows:

	Number of Options	Weighted average exercise price
		$
As at March 31, 2024	66,201,000	0.93
Granted	11,715,000	0.56
Exercised	—	—
Forfeited/Expired	—	—
Cancelled	(45,586,900)	1.04
Outstanding as at June 30, 2024	32,329,100	0.61
Exercisable as at June 30, 2024	19,789,100	0.66

On April 5, 2024, the Company granted options to purchase up to 11,715,000 Common Shares, of which 3,425,000 were granted to employees, 7,250,000 were granted to officers of the Company and 1,040,000 were granted to consultants. The granted options have an exercise price of $0.56 per Common Share and expire on April 5, 2029. The granted options vest over two years.

The aggregate estimated grant date fair value was determined to be $5,371 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.62%
Expected annual volatility, based on comparable companies	115.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.56
Exercise price	$0.56

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

On May 5, 2024, the Company cancelled options to purchase up to 45,586,900 Common Shares (exercise prices ranged from $0.715 to $3.15). The unvested options were vested based on an accelerated cancellation criteria which resulted in $2,060 share based compensation expense.
The following summarizes information about stock options outstanding on June 30, 2024:

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Recognized estimated grant date fair value
Expiry date	$			Years	$000’s
June 15, 2025	0.25	2,350,000	2,350,000	0.96	420
June 30, 2025	0.90	500,000	500,000	1.00	183
August 14, 2025	1.00	237,500	237,500	1.12	127
September 30, 2025	0.75	270,000	270,000	1.25	97
November 4, 2025	0.75	950,000	950,000	1.35	509
November 15, 2025	0.75	375,000	375,000	1.38	110
November 15, 2025	0.91	200,000	200,000	1.38	53
December 11, 2025	1.48	200,000	200,000	1.45	212
December 14, 2025	1.74	151,600	151,600	1.46	186
February 15, 2026	2.03	75,000	75,000	1.63	110
March 10, 2026	1.39	217,500	217,500	1.69	217
March 15, 2026	1.55	300,000	300,000	1.71	360
March 29, 2026	1.32	37,500	37,500	1.74	36
June 28, 2026	2.90	170,000	170,000	1.99	354
September 26, 2026	0.79	975,000	975,000	2.24	439
November 16, 2026	0.72	500,000	187,500	2.38	108
December 31, 2026	1.50	1,250,000	1,250,000	2.50	1,352
March 4, 2027	1.13	20,000	20,000	2.67	16
March 8, 2027	1.02	400,000	400,000	2.69	295
September 30, 2027	1.00	5,000	5,000	3.25	2
June 30, 2028	0.44	11,310,000	7,931,250	4.00	3,594
September 26, 2028	0.79	100,000	50,000	4.24	48
March 20, 2029	0.56	20,000	7,500	4.72	5
April 5, 2029	0.56	11,715,000	2,928,750	4.76	2,276
		32,329,100	19,789,100	2.23	11,109
The Company recognized share-based payments expense related to the issuance of stock options for the three months ended June 30, 2024 of $3,973 (three months ended June 30, 2023 - $1,275).
The outstanding options and warrants disclosed above were anti-dilutive for the three months ended June 30, 2024 and did not impact the calculation of the loss per share.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

8.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.
The remuneration of key management personnel for the three months ended June 30, 2024 and 2023 are as follows:

	Three month period ended June 30,
	2024	2023
	$	$
Payroll, consulting and benefits(1)	2,710	1,284
Share-based compensation
Options	915	305
Warrants	—	—
Total	3,625	1,589
(1)For the three months ended on June 30, 2024, includes $2,286 presented in the consolidated statement of loss and comprehensive loss as a part of “General and administrative costs” and $424 presented in the consolidated statement of loss and comprehensive loss as a part of “Research”.

9.GENERAL AND ADMINISTRATIVE EXPENSES

	Three month period ended June 30,
	2024	2023
	$	$
Payroll, consulting and benefits	3,022	1,449
Capital market	2,607	2,161
Office and administration	767	608
Professional and consulting fees	629	418
Investor relations	511	126
Marketing media	31	12
Business development	635	203
Listing fees	101	71
Total	8,303	5,048

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

10.    RESEARCH EXPENSES

	Three month period ended June 30,
	2024	2023
	$	$
Advancement of development programs	4,632	4,405
Payroll and benefits	2,949	1,679
Professional and consulting fees	292	208
Lab and administration	168	92
Total	8,041	6,384

11.    CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at June 30, 2024, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $18,197. The Company expects to pay this amount within the 12 months ending June 30, 2025, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition to the above, during the year ended March 31, 2022, the Company entered into an exclusive license agreement with Mindset Pharma Inc. to acquire access to a number of classes of tryptamine-based molecules to support Company’s early-stage research programs and a fully-paid, perpetual non-exclusive license to a separate class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the exclusive license, the Company may have to pay additional consideration of up to $12,844 (US$9,500). At the sole discretion of Cybin, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of Cboe. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the consolidated financial statements.
In the normal course of business, the Company may be subject to legal proceedings and claims. As at June 30, 2024, there was no ongoing litigation and therefore no contingent liabilities have been recorded.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

12.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the three months ended June 30, 2024.
The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company’s policy is to maintain adequate levels of capital at all times.
The Company’s capital structure includes the following:

As at	June 30, 2024	March 31, 2024
	$	$
Shareholders’ equity comprised of:
Share capital	443,728	443,877
Contributed surplus	43,791	11,750
Options reserve	11,109	39,177
Warrants reserve	25,639	25,639
Accumulated other comprehensive loss	(3,380)	(2,285)
Deficit	(241,055)	(226,231)
Total	279,832	291,927

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

13.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	June 30, 2024	March 31, 2024
	$	$
Financial assets, measured at fair value:
Cash	183,275	208,992
Financial assets, measured at amortized cost:
Accounts receivable	17	254
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	4,603	9,805
Lease liabilities	212	291
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value Hierarchy of Financial Instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. Investments are classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the three months ended June 30, 2024.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As at June 30, 2024, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at June 30, 2024, the Company had cash of $183,275 (March 31, 2024 - $208,992 ) in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $4,815 (March 31, 2024 - $10,096), all amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at June 30, 2024, the Company has determined its exposure to interest rate risk is minimal.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while the functional currency of CAD is used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

At June 30, 2024, the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$000’s	GBP 000’s	EUR 000’s
Cash	130,235	631	226
Accounts payable and accrued liabilities	(846)	(118)	(197)
Lease liability	—	(212)	—
	129,389	301	29
Foreign currency rate	1.3687	1.7301	1.4659
Equivalent in Canadian dollars	177,095	521	43
Impact of 10% change in exchange	17,710	52	4

Based on the above net exposures as at June 30, 2024, and assuming that all other variables remain constant, a 10% change of the USD, GBP and EUR, against the CAD would impact net loss by approximately by $17,766. Such analysis excludes any indirect economic or geo-political effects of such currency fluctuations.

14.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.5% are as follows:

	Year ended June 30
	2024	2023
Net loss before income taxes	$ (14,824)	$ (14,514)

Expected recovery at statutory rate	$(3,928)	$(3,846)
Share-based compensation	$1,053	$338
Share issuance costs	$(39)	$(86)
Difference between Canadian and foreign tax rates	$960	$952
Effect of exchange on unbooked deferred tax assets	$76	$(251)
Adjustment to prior year loss carryforwards	$—	$(239)
Non-deductible expenses	$19	$5
Other	$(35)	$—
Change in unrecognized deferred tax assets	$1,894	$3,127
Income tax recovery	$—	$—

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statements of financial position, are as follows:

As at	June 30, 2024	March 31, 2024
Non-capital loss carryforwards	$45,178	$43,185
Deferred compensation	$1,489	$1,474
R&D expenditures	$1,871	$1,681
Share issuance costs	$4,060	$4,361
Depreciation/CCA differences	$4	$7
	$52,602	$50,708
Valuation allowance	$(52,602)	$(50,708)
	$—	$—
The non-capital losses in Canada, stated in Canadian dollars, expire as follows:

Year of expiry
2036	$1
2037	$62
2038	$32
2039	$115
2040	$863
2041	$21,856
2042	$16,019
2043	$10,704
2044	$24,397
2045	$3,229
$77,278
This loss carryforward in the United States, stated in Canadian dollars consists of:

Pre-acquisition loss generated in the period ended December 4, 2020	$1,003
Post-acquisition loss generated in the period ending March 31, 2021	$1,338
Loss generated in the year ending March 31, 2022	$5,849
Loss generated in the year ending March 31, 2023	$5,311
Loss generated in the year ending March 31, 2024	$2,792
Loss generated in the three-month period ended June 30, 2024	$1,503
$17,796

Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 June 30, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at June 30, 2024, the annual limitation was $146.
Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.
The non-capital losses in Ireland , stated in Canadian Dollars, expire as follows:

Year of expiry
2042	$22,965
2043	$23,017
2044	$33,857
2045	$4,828
$84,667

As at June 30, 2024 the Company had $44,070 of non-capital losses in UK which under certain circumstances can be used to reduce the taxable income of future years. These losses do not expire.